BONTAN CORPORATION INC.

SIX MONTHS ENDED SEPTEMBER 30, 2006

MANAGEMENT’S  DISCUSSION  AND ANALYSIS

Prepared as at November 14, 2006

Index

Overview	3
Summary of results	3
Number of common shares, options and warrants	4

Business environment Risk factors	5 5
Forward looking statements	5
Business plan	5

Results of operations	6

Liquidity and Capital Resources	11
Working capital	11
Operating cash flow	12
Investment cash flows	12
Financing cash flows	12
Key contractual obligations	12
Off balance sheet arrangements	13

Transactions with related parties	13

Financial and derivative instruments	14

Critical accounting estimates	14

Evaluation of disclosure controls and procedures	14

Current Outlook	15

Public securities filing	16

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Bontan Corporation Inc. for the second quarter ended September 30, 2006 should be read in conjunction with the unaudited Consolidated Financial Statements for the six months ended September 30, 2006, unaudited Consolidated Financial Statements and Management Discussion and Analysis for the three months ended June 30, 2006 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended March 31, 2006. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management discussion and analysis is prepared by management as at November 14, 2006. The Company’s auditors have not reviewed it.

In this report, the words “us”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiaries.

Overview

Summary of Results

During the quarter ended September 30, 2006, the management continued to review projects involving participation in exploration of oil or gas or both. Approximately seven proposals were received involving participation in oil or gas exploration projects during the quarter under review. We short listed two of the proposals that met our criteria and were subjected to our detailed due diligence. This involved technical review by an independent geologist and/or engineering firm on our behalf and title deed reviews by our lawyer, specializing in energy sector. Unfortunately, our due diligence provided negative results and further negotiations were discontinued in respect of both the projects. As a result, at the end of the quarter, the Company had no exploration projects and had no proven reserves of oil or gas.

Meanwhile, the surplus cash on hand continued to be invested in short-term marketable securities.

The following table summarizes financial information for the 2nd quarter ended September 30, 2006 and the preceding seven quarters: (All amounts in ‘000 CDN$ except Net income (loss) per share, which are actual amounts).

Quarters ended	June30, 2006	June30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004
Total Revenue	89	26	116	(174)	1,914	2	241	160
Income from operations	-	-	116	(174)	1,914	2	258	160
Net loss from continuing operations	(91)	(379)	(91)	(155)	(3,148)	(1,391)	(4,200)	(21)
Gain(Loss) from discontinued operations	-	-	-	-	-	-	2	(182)
Net income(loss) per share - basic and diluted	(0.00)	(0.01)	(0.00)	(0.01)	(0.21)	(0.11)	(0.40)	(0.01)

Quarter ended September 30, 2005

Revenue mainly comprised gain on sale of indirect participation interest in oil exploration project in Papua New Guinea, 33% due to realised gain on disposal of short term investments of the surplus funds on hand and the balance consisted of interest earned primarily on the escrow account balance relating to gas project in Louisiana.

The expenses mainly related to the write off of working interest in gas exploration project in Louisiana, 30% ($2 million) of the expenses comprised value of shares and options issued to consultants and directors under the Company’s various Plans.

Quarters ended March 31, 2005 and December 31, 2004

Revenue was mainly relating to the gain from disposal of shares in Interoil Corporation received by the Company in exchange for the reduction in its indirect participation interest in the oil exploration project in Papua New Guinea from .88% to .75%.  Substantial part of the loss and contributed surplus for fiscal 2005 are attributable to the accounting for options granted to various consultants during 2005 under the Company’s two option plans for services. Losses from discontinued operations in fiscal 2005 relate to the expenses incurred on Brazilian diamond mining operations, which were discontinued in December 2004.

Number of common shares, options and warrants

These are as follows:

	As at September 30, 2006	As at November 14, 2006

Shares issued and outstanding	27,300,203	27,300,203
Warrants issued and outstanding (a)	13,207,410	13,207,410
Options granted but not yet exercised (b)	4,795,000	4,795,000

(a)

Warrants are convertible into equal number of common shares of the Company within two years of their issuance, at an exercise prices ranging from US$ 1 per warrant to US$0.35 as follows:

June 30, 2006

August 24, 2006

Exercise price

----------------No of warrants--------

US$ 1

1,767,410

1,767,410

US$0.35

           11,440,000

           11,440,000

(b)

Options are exercisable into equal number of common shares at an average exercise price of US$0.48 and have a weighted average remaining contractual life of approximately 4 years.

Business Environment

Risk factors

Please refer to the Management discussion and analysis for the fiscal 2006 for detailed information as the economic and industry factors that are substantially unchanged.

Forward looking statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal Securities Laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

•

Our lack of substantial operating history;

•

The success of the exploration prospects, in which we have interests;

•

Uninsured risks;

•

The impact of competition;

•

The enforceability of legal rights;

•

The volatility of oil and gas prices;

•

Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in herein. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

The exploration projects in which we hold interests currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is references to undiscovered resources under NI 51-101, whether stated or not.

Business plan

Our long-term business plan continues to be focused on becoming a diversified natural resource company that invests in major oil and gas exploration prospects. Through our wholly-owned subsidiaries, we will continue to seek highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. We will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

It is our current belief that oil and gas exploration is a high priority all over the world and especially in North America. Higher price levels for both these natural resources which have occurred over the past twelve months encourage new drilling activities.  Our past experience with our two oil and gas projects enables us to more efficiently select and evaluate potential exploration projects in the oil and gas sector than in the other resource sectors.  During the past several months, we have received without solicitation opportunities to participate in oil and gas exploration projects as a result of our past involvement in similar projects.

Results of operations

Three months ended September 30	2006	2005
	in 000' CDN $	in 000' CDN $
Income	89	1914
Expenses	(180)	(5,062)
Net loss for year	(91)	(3,148)
Deficit at end of period	(32,380)	(31,664)

Overview

The key event during the three months ended September 30, 2006 included conducting due diligence on two project proposals but eventually deciding against participating in those projects due to unsatisfactory results of our due diligence. Meanwhile, surplus funds continued to be invested in short term marketable securities, which showed significant gains.

The following were the key events during the quarter ended September 30, 2005 –

(a)

On July 5, 2005, the Company sold its .75% indirect participation interest in an oil exploration project in Papua New Guinea to a non related institutional investor for a sum of US3.2 million.

(b)

The Company paid approximately US$3.2 million towards its 49% working interest in an initial test well under a gas exploration project in the State of Louisiana, USA. The payment covered the Company’s share of drilling and exploration costs. The drilling began on August 21, 2005 and completed on October 19, 2005. The drilling results were unsatisfactory and the well was abandoned. As a result, the Company wrote off the carrying value of its interest in the well.

(c)

Approximately 1.9 million warrants issued in connection with a private placement in Between April 2003 and May 2004 were exercised for a total sum of approximately $2 million.

Income

Three months ended September 30	2006	2005

Gain on sale of interest in oil property	-	$1,910,005
Realised gain on short term investments	62,325	3,937
Interest	27,106	295

	$ 89,431	$ 1,914,237

Realised gain on short term investments reflects gains on disposal of marketable securities. The Company decided to place its surplus funds, while awaiting appropriate exploration project, in short term marketable securities with brokerage firms. During the quarter ended September 30, 2006, the Company invested an average of $ 3 million in several securities trading on US and Canadian stock exchanges. The company’s investment in marketable securities during similar period in 2005 was approximately $390,000 – that explains significantly higher gain amount in this quarter.

Interest earned during the quarter ended September 30, 2006 was significantly higher compared to the interest earned the same period in the previous year. During the current quarter, the company had an average surplus cash of approximately US$3 million (previous quarter $390,000) held at the brokerage firm. These funds resulted from private placement proceeds and sell of short term marketable securities at the end of the last fiscal year.

During the three months ended September 30, 2005, a capital gain of $1.9 million was made on sale of .75% indirect participation interest in an oil exploration project in Papua New Guinea to a non related institutional investor.

Expenses

The overall analysis of the expenses is as follows:

Three months ended September 30	2006	2005

Operating expenses	$ 112,569	$ 257,367
Interest in gas property written off	-	4,263,255
Stock based compensation	88,563	379,883
Translation exchange loss(gain)	(20,262)	191,637
Reversal of unrealised loss on short term investments	-	(30,306)
	$ 180,870	$ 5,061,836

Operating Expenses

Travel, promotion and consulting –

Three months ended September 30	2006	2005

Travel, meals and entertainment	$ 27,802	$ 33,170
Consulting	10,572	27,216
Promotion	-	73,024
	$ 38,374	$ 133,410

% of operating expenses	34%	52%

Travel, meals and entertainment

These expenses were substantially incurred by the key consultant, Mr. Terence Robinson in visiting USA and Europe in connection with meeting prospective investors and exploring project developers for potential investment leads. Mr. Robinson’s extensive network in the business and finance sectors in North America and Europe has been the main reason for the company’s success in raising funds, in attracting qualified consultants with minimum cash outlay and in securing suitable projects.

Expenses in the second quarter ended September 30, 2005 include travel and hotel costs for Mr. Kam Shah and Mr. Terence Robinson in relation to their visit to New York and stay for three days in attending a trade show organized by Value Rich Small Cap Financial Expo where the Company had a booth. Other expenses include approximately $10,000 costs of travel to Europe during the first quarter by Mr. Robinson and his other business promotion expenses.

Consulting costs

Consulting fee during the quarter ended September 30, 2006 mainly consisted of cash fees paid to administrative assistant. Both Mr. Shah, the CEO and CFO and Mr. Robinson, the key consultant accepted shares in lieu of their fees to minimize the cash outlay of the Company.

The Company prefers to settle the fees of their consultants in shares and options in order to retain its funds for business investments purposes.

Consulting fee for the quarter ended September 30, 2005 includes the cash fees paid to administrative assistant and to a director for performing services as the chair of the audit committee and a provision for a fee of $7,200 payable to another consultant hired in August 2005. This fee will eventually be paid in shares as per the consulting contract.

Promotion costs

There were no promotional costs during the quarter ended September 30, 2006 since the Company was still looking for suitable projects to participate into.

Significant promotional activities were initiated during the quarter ended September 30, 2005 to coincide with the commencement of the drilling operations at the Company’s gas interest in Louisiana. These included retaining two independent research firms to provide research reports on the company at a cost of approximately $30,000, which included issuance of 7,500 restricted common shares valued at US$10,700, Two web-based research companies for Investor awareness and lead generation programs at a cost of approximately $22,000, participation and booth fee of approximately $9,000 paid to Value Rich Expo for a two –day participation in New York and a fee of approximately $9,500 paid to Financial Analysts Money Manager Society to arrange a presentation for the Company in New York to a group of financial analysts.

Other operating costs -

Three months ended June 30,	2006	2005
Shareholder information	43,671	67,649
Other	30,524	56,308
	$ 74,195	$ 123,957
% of operating costs	66%	48%

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost for the three months ended September 30, 2006 and 2005 consisted of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a related party.

Other operating costs

These costs include rent, professional fee, telephone, Internet, transfer agents fees and other general and administration costs.

Major change is in professional fees which were $5,451 for the quarter to September 30, 2006 compared to $34,515 for the previous year’s quarter.

Professional fess for the quarter ended September 30, 2005 included accrual for 2005 audit fee of $10,000 and the balance was the legal fee paid to lawyers in Canada and the USA in connection with the sale of the oil interest and filing of the registration statement with the United States Securities and Exchange Commission with regard to the shares and warrants issued under the 2003/4 private placements and other related legal matters.

Interest in Gas Property written off (Quarter ended September 30, 2005)

On October 15, 2004, the Company entered into an exploration agreement with a private investors group in the United States under which it acquired 49% gross working interest in a gas exploration project in the State of Louisiana, USA (the project).

By September 20, 2005, the Company paid approximately US$3.5 million – CDN$ 4.3 million towards seismic survey, land leases and exploration costs of the first exploration test well, Placide Richard No.1, under the project.

The drilling began on August 21, 2005 and the targeted depth of 15,378’ was reached on October 19, 2005.

On October 21, 2005, the Company was informed by the project operators that based on electric log analysis and wireline formation tests results, the well could not be completed as a well capable of commercial production and therefore the well should be plugged and abandoned and all leases be allowed to expire.

Consequently, as at September 30, 2005, the management decided to write off the carrying value of the interest in the gas project in full except for US$ 73,500 (CDN$ 85,458), which represented an advance given towards lease renewal, but was to be fully refunded since the said lease would not be renewed. The amount has therefore been included in the prepaid and other receivable as at September 30, 2005.

Stock based compensation

Three months ended September 30	2006	2005

Stock compensation	88,563	287,439
Options granted	-	92,444
	$ 88,563	$ 379,883
Deferred stock compensation	$ 122,168	$ 297,018

Stock based compensation is made up of the Company’s common shares and options to acquire the Company’s common shares being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

During the quarter ended September 30, 2006, no new Plans were created. However, as at September 30, 2006, the company still had 2005 Stock Option Plan covering one million stock options. No options have been allotted under this Plan.

Value of stock compensation expensed related to the part of the deferred stock compensation, which related to the services rendered during the quarter by six consultants, including directors.

During fiscal 2005, approximately 347,000 shares valuing at approximately $590,000 related to the services to be provided in the fiscal 2006 were carried as deferred compensation. Part of this value -$223,179 -, which related to the services provided during the quarter ended September 30, 2005, was expensed in that quarter as stock compensation. Two new consulting contracts were signed during the quarter involving commitment to issue 240,000 shares as compensation. Of these, 117,048 shares were issued during the quarter valued at $204,602. $64,260 was expensed and the balance was deferred.

During the fiscal 2005, the Company also allotted all the 5.5 registered Options to eleven individuals, which were valued at approx. $5.3 million using the Black-Scholes option-pricing model 1.1 million options valued at approximately $1.1 were deferred. Of these options valued at $92,444 were expensed since they related to the services provided during the quarter ended September 30, 2005.

Translation exchange Loss (gain)

The Company’s reporting unit of currency is Canadian dollar. At the end of the quarter, all transactions in US dollar and other currencies are translated using either average rate for the period or the rates on the dates of transactions depending upon the nature of the transactions. All assets and liabilities in non- Canadian currencies are translated at either the closing rate or rates on the dates of the underlying transactions again depending upon the nature of these balances.

During the quarter ended September 30, 2006, the Company liquidated significant amount, approximately $2 million, of its cash and short term investments in US dollar and reinvested it into Canadian dollar. This change primarily resulted in the company making a small gain of $20,262 on translation due to marginal decline in the value of US dollar compared to Canadian dollar at September 30, 2006.

During the quarter ended September 30, 2005, the Company had significant transactions in US dollars arising from sale of oil interest for US$ 3.2 million, investments in gas interest of approximately same amounts and exercise of warrants of approximately US$2 million. The exchange rate between US$ and Canadian $ fluctuated from high of 1.2405 at the end of June 2005 to 1.1776 at the end of September 2005. These significant fluctuations gave rise to the higher translation loss at the end of September 2005.

Reversal of unrealised loss on short term investments (September 30, 2005)

The Company’s policy for investment in short term marketable securities is to value them at lower of cost and market. As at June 30, 2005, the market value was lower than the cost and therefore an unrealized loss of $30,306 was recorded. However, the market value at September 30, 2005 was higher than costs and therefore the unrealized loss was reversed to bring the balance of the short term marketable securities at cost.

Liquidity and Capital Resources

Working Capital

As at September 30, 2006, the Company had a net working capital of approximately $6.0 million compared to a working capital of $5.3 million as at March 31, 2006.

97% of the working capital – approximately $5.9 million – at September 30, 2006 was in the form of cash and short term investments compared to 96% - $5 million at March 31, 2006.

Improvement in the liquid working capital was due to receipt of funds from private placement, which closed in April 2006.

Operating cash flow

During the quarter ended September 30, 2006, operating activities required net cash outflow of $38,402 compared to the cash outflows of $40,507 during the quarter ended September 30, 2005.  The main operating outflow consisted of investor and media relation fees of around $33,000.

Operating cash requirements were met primarily through cash flow from private placement and cash on hand.

Investment cash flows

A net sum of approximately $600,000 was invested in short-term marketable securities through various brokerage firms during the three months ended September 30, 2006.

The funds required were primarily met from the available cash.

During the three months ended September 30, 2005, approximately $600,000 was invested in short term marketable securities, while approximately $ 4 million was spent on gas project in which the company held 49% working interest. The funds for the gas project primarily came from the funds from disposal of interest in oil properties, which generated a net proceed of approximately $ 4.2 million. The balance of the cash flow requirement was met from the proceeds of warrants exercised.

Financing cash flows

During the three months ended September 30, 2006, there was no new financing activity.

During the three months ended September 30, 2005, nineteen warrant holders exercised their warrants to acquire approximately 1.2 million common shares of the Company at a total exercise price of approximately $1.5 million.

Key Contractual obligations

These are detailed in Note 8 – commitments and contingent liabilities to the consolidated unaudited financial statements for the six months ended September 30, 2006.

The contractual obligations mainly comprised investor and media relation contract and consulting contracts with various key consultants and related parties.

Off balance sheet arrangements

At September 30, 2006 and 2005, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties.

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 9 of the consolidated unaudited financial statements for the six months ended September 30 2006.

Given below is background information on some of the key related parties and transactions with them:

1.

Current Capital Corp. (CCC).  CCC is a related party in following ways –

a.

Director/President of CCC, Mr. John Robinson is a consultant with Bontan

b.

CCC provides media and investor relation services to Bontan under a consulting contract.

c.

Chief Executive and Financial Officer of Bontan is providing services to CCC as CFO.

d.

CCC and John Robinson hold significant shares in Bontan.

Bontan shares premises with CCC for which CCC charges on a quarterly basis for the rent, phone and utilities based on the actual costs and area occupied. Charges from CCC reflect actual costs and do not include any mark ups.

Another charge from CCC relates to the investor relations and media relation services provided under a contract. The charge is a fixed sum of US$10,000 per month plus taxes.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements. In addition, it also received 1,040,000 warrants at 10% of the Units issued.

2.

Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.

Mr. Terence Robinson used to be providing services as Chief Executive Officer until May 2004 and was also a director until that date. Currently, Mr. Robinson is providing services as a key consultant under a five-year contract. His services include sourcing of new business opportunities on behalf of the company using his extensive network of business contacts. His remuneration is paid mostly in shares on an annual basis.

Financial and Derivative Instruments

Except for the balances with a brokerage firm, none of our financial assets were interest bearing as at September 30, 2006. The balances with the brokerage firm earned average interest rate of 3% per annum (2005: Average of 2% per annum).

Credit risk is minimised as all cash amounts are held with large bank and brokerage firm which have acceptable credit ratings determined by a recognised rating agency.

Short-term investments represent funds and shares held for disposal within the next twelve months. As at September 30, 2006, the fair market value of all investments on hand, which basically represented the quoted market price as at September 30, 2006 was approximately $3.9 million compared to the carrying value of $3.4 million. The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties’ approximate fair values due to the short term maturities of these instruments.

The Company never entered into and did not have at the end of the quarters ended September 30, 2006 and 2005, any foreign currency hedge contracts.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended March 31, 2006. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended September 30, 2006.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer, who also acts as Chief Financial Officer, together with the members of our audit committee, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since March 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Current Outlook

While the management is anxious to secure oil and gas exploration projects as soon as possible so that the company can have its source of revenue and the shareholders, who have so patiently waited and even participated in funding from time to time, can see growth in the value of their investments. The management is equally cognizance of the failure of the first test well in the Louisiana gas project to produce commercial gas, which resulted in a write of over US$3 million.

Financial loss suffered as a result of a dry well was mostly off set by the significant profit made on the disposal of our interest in the oil exploration project and on disposal of short term marketable securities.

The management has however learnt some valuable lessons from this experience and has accordingly reviewed its project selection criteria to ensure that the future projects that we participate in have better chances of success.

Therefore, our current business model, based on our experience with resource projects handled over the recent past and our assumptions set forth above, envisions the following key features:

a.

We will focus only on oil and gas exploration projects;

b.

Preference will be given to projects that have proven but undeveloped reserves rather than probable or potential reserves;

c.

We will invest our resources in project which involves multiple well exploration potentials;

d.

Preference will be given to explorations involving shallow wells (up to 7,500 ft.) rather than deep wells (over 15,000 ft.);

e.

Preference will be given to project with other experienced partners who are involved in the project;

f.

We will attempt to allocate 100% of our cash or liquidity resources to more than one project, rather than one project.

The Company currently has approximately $ 6 million in cash and short-term securities and has no significant debt. Our cash and short term securities holdings at market value are over $7 million on the date of this report.

We remain extremely bullish on the natural resource sector and at this time are evaluating new oil and gas drilling prospects as well as joint venture opportunities. We are very confident that we will identify an appropriate opportunity relatively quickly.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.Sedar.com and with the United States Securities and Exchange Commission and can be viewed  at  www.Edgar.com